UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Neuberger Berman High Yield Strategies Fund Inc.
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

64128C106
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D’Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,389,449
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,389,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,389,449[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5[2]
14	TYPE OF REPORTING PERSON PN; IA

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2 The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the company’s Certified Shareholder Report Form N-CSR filed 1/6/2020.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,389,449
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,389,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,389,449[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%[4]
14	TYPE OF REPORTING PERSON IN

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

4 The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the company’s Certified Shareholder Report Form N-CSR filed 1/6/2020.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,389,449
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,389,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,389,449[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%[6]
14	TYPE OF REPORTING PERSON OO

5 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

6 The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the company’s Certified Shareholder Report Form N-CSR filed 1/6/2020.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D filed with the SEC on March 1, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 8, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 18, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 2, 2019 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 11, 2019 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on April 12, 2019 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on February 3, 2020 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on March 6, 2020 (“Amendment No. 7”) and Amendment No. 8 to the Original Schedule 13D filed with the SEC on March 20, 2020 (“Amendment No. 8”, and together with this Amendment No. 9, the Original Schedule 13D, Amendment No 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment, No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Neuberger Berman High Yield Strategies Fund (the “Issuer”). This Amendment No. 9 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in the funds and accounts managed by Saba Capital and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $48,992,255 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following:

On April 20, 2020, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital Management, L.P., submitted to the Issuer a notice informing the Issuer of its intention to (i) present a proposal for a shareholder vote at the 2020 annual meeting of stockholders of the Issuer to consider the termination of the management agreement between the Issuer and its investment manager, Neuberger Berman Investment Advisers LLC; (ii) nominate for election David Basile, Stephen G. Flanagan, Frederic Gabriel and Christopher A Klepps to serve as Class III directors on the Board of Directors of the Issuer (the “Board”); and (iii) nominate for election Andrew Kellerman, Aditya Bindal and Peter Borish to serve as successors, pursuant to the Maryland Business Corporation Act, to the Board's Class II holdover directors.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 6 of 8 Pages
Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the Issuer’s Form N-CSR filed 1/6/2020.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the filing of Amendment No. 8 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2020

SABA CAPITAL Management, L.P.

/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by the Reporting Persons since the filing of Amendment No. 8. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price
4/16/20	16,998	9.52
4/15/20	43	9.60
4/3/20	20,000	8.28
4/2/20	48,960	8.52
4/1/20	8,939	8.37
3/31/20	19,418	8.65
3/30/20	14,499	8.51
3/25/20	719	7.72
3/24/20	3,852	7.36
3/23/20	1,500	7.16
3/20/20	20,300	7.82